UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [January] 2007

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓    )        No  Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated January 9, 2007. Attached is English language version of the notice.

The following table sets forth the summary of the decision on disposal of Equities of SOFTFORUM Co., Ltd.

1. Details of issuing company		Name of company	SOFTFORUM Co., Ltd.	Representative	Kim Sang- Cheol, Johnson Yoon

		Capital Stock (KRW)	2,960,000,000	Total number of outstanding Shares	5,920,000

		Relationship to company	Non-related company

		Main Business	R&D and selling of software related PKI based security solution business
2. Details of disposal	Number of shares to be disposed	230,810

	Disposal Amount (KRW)	820,634,540

	Equity Capital (KRW)	122,862,217,692

	Ratio to Equity Capita l(%)	0.67

	Applicability of Large-scale Corporation	No

3. Number of shares held and shareholding ratio after disposal		Number of Shares Held		0
		Shareholding Ratio		0

4. Purpose of disposal		Taking profit from investment for the purpose of participation to the rights issue.

5. Sheduled disposal date		January 9, 2007

6. Date of Board of directors’ resolution (Decision date)		January 9, 2007

-Attendance of outside directors	Present (No)	3
	Absent (No)	0

-Attendance of auditors (members of Audit Committee)		Present

7. Other reference concerning investment decisions		-Scheduled disposal date above mentioned is date of Board of Directors’ resolution and sold total number of 230,810 shares in the stock market.

		Relevant Disclosure: -

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2007

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and Acting CFO

3